

August 1, 2023

Joseph Campanelli
President, Chief Executive Officer
NB Bancorp, Inc.
1063 Great Plain Avenue,
Needham, Massachusetts 02492

      Re: NB Bancorp, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed July 27, 2023
          File No. 333-272567

Dear Joseph Campanelli:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed on July 27, 2023

Business of Needham Bank
Sources of Funds, page 111

1.   Please revise to disclose the outstanding amount of time deposits that are uninsured at the end of the latest reported period by time remaining until maturity. Refer to Item 1406(f)(2) of Regulation S-K.

Consolidated Financial Statements of NB Financial, MHC and Subsidiary
Note 5 – Mortgage Banking – Loan Sales and Servicing, page F-68

2.   Please refer to comment 11. We note that the carrying value of your mortgage servicing rights disclosed on page F-68 is the same amount as the fair value disclosed on page F-83. We also note your policy on page F-53 which states: "For subsequently measuring

and reporting servicing assets, the Company has chosen to use the amortization method, rather than the fair value measurement method." Please tell us how you determined that the fair value of your mortgage servicing rights was equivalent to their carrying value at each reporting period presented in the financial statements.

You may contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Steven Lanter